SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Release  |  Lisbon  |  11 January 2013

Portugal Telecom presents the new MEO

Portugal Telecom, SGPS SA (“PT”) presents the new MEO, which includes a rebranding and the launch of the first quadruple play offer, a truly fixed-mobile convergent service, including TV, internet, fixed telephone, and mobile telephone: M4O. As referred during its Technology and Innovation Conference, held in October in Lisbon, and taking into consideration the consumption trends of its customers, PT’s strategy for the residential and personal segments consists on focusing on the fixed-mobile convergence and on the convergence of services, namely voice, internet and TV.

Consistent with the convergence trends — offering TV, internet, fixed telephone and mobile phone under the same brand — MEO will assume a new positioning. MEO, which represented a triple-play offer based on a new television experience, will now become a brand that offers an integrated service bundle of telecommunications and entertainment. The new MEO will build its new positioning based on three concepts:

(1) simplicity: a single mobile network to talk freely and without barriers to all networks in Portugal. Mobile data is included in all handsets, benefiting from PT’s 4G LTE network with speeds of up to 100 Mbps, allowing for a shared data plafond amongst multiple personal devices;

(2) convenience: a single brand for voice, internet, and TV inside and outside the home, on the move, with a single commercial contact point; a single customer care centre for fixed and mobile services; a single invoice with all services included, allowing for a higher predictability in customer spending as core services will remain on the invoice with other expenses using the existing prepaid system, and

(3) economy: the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to its customers, allowing immediate savings, while at the same time offering customers access to smartphones through an instalment scheme without interest on their MEO invoice thus reducing existing barriers to access these handsets, which are aspired the Portuguese people.

This concept was developed following a careful inquiry of the Portuguese market, which revealed three main trends: (1) high propensity (> 80% of households) for quadruple-play packages under the same invoice, particularly if there are savings and predictability of consumption; (2) need to include the entire family, breaking down the barriers imposed by the mobile networks, specifically in the youth segment that is subject to an exclusion imposed by the tribal effect; and (3) internet quality — at home and in mobility — is a key factor to attract all family members — parents and children.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

MEO — It is another life

This vision of the new MEO will be materialised with the launch of the M4O bundle, the first truly converged fixed-mobile quadruple play service including TV, internet, telephone and mobile telephone with unlimited voice and SMS to all mobile networks and with mobile Internet access.

The new MEO service is available through FTTH, fibre to the home, with guaranteed speeds of 100Mbps and 85 TV channels, and ADSL, which offers speeds of up to 24Mbps and 80 TV channels.

These offers have the following features:

(1) two mobile cards with unlimited voice and SMS to all mobile and fixed national networks and 200 MB of mobile internet per each card;

(2) unlimited fixed voice for fixed networks and one thousand minutes of international calls for 30 countries;

(3) unlimited and free access to PT’s Wi-Fi network, and

(4) Musicbox available on the TV, PC and all mobile phones. Each of these bundles, through either FTTH or ADSL, may be subscribed for a monthly fee of Euro 79.99, with the possibility of adding up to two additional mobile cards for Euro 7.5 per month and a loyalty period of 24 months.

The offer M4O will allow all families in the market to have access to more services and of superior quality — in telephone and internet — at lower prices compared with the current market prices, delivering significant direct savings for more than one million families, namely if they choose to include all family members in the same offer.

The mobile tariff associated with this product represents total predictability and cost control. Mobile communications (telephone and SMS) are already included and unlimited for all national networks as well as mobile internet services (up to 200 MB per card), without surprises or additional charges. These communications represent nearly 98% of the average consumer’s charges. Moreover, additional mobile services that do not require a monthly subscription, such as international calls, MMS, value-added calls and special numbers, can be accessed on an individual basis through the prepaid system in each card.

To ensure that families can enjoy the 4G LTE internet experience in mobility, a comprehensive and attractive set of smartphones has been made available. These may be acquired through an instalment scheme with an initial payment of 25% (for handsets up to Euro 200) or 50% (for handsets above Euro 400) with the remaining value in 12 instalments of equal value without interest to be included in the MEO’s invoice.

Customers will also be able to subscribe and use additional services: (1) upgrade from 85 to 140 TV channels for an additional Euro 7.85 per month; (2) acquisition of additional mobile internet capacity of 500MB and 1GB for a monthly fee of Euro 10.71 and Euro 16.06, respectively, and (3) MEO mobile broadband.

TMN customers that call MEO customers will be charged the price of a TMN on-net call. Moche customers will be able to call and send SMS free to MEO customers, as these are considered on-tribe.

This new service can be subscribed through all MEO’s sales channels: (1) online, in the new website: meo.pt; (2) call centre at 16200 (free); (3) at MEO’s national store network of 300 stores; and (4) proactive sales channels, namely door-to-door and telemarketing. These channels have already been prepared to better support customers in the decision-making and subscription processes. Regarding customer support, the portal ptcliente.pt and the hotline 16200 or any of the 300 MEO stores can be used. The articulation of sales and support channels allows a single point of contact for all services, made possible through a significant investment in IT systems with an integrated customer view, contributing to differentiate further MEO’s value proposition.

The launch of a convergent package is only possible given the investments that PT made in new technologies and in the modernisation of its information systems, namely in: (1) its FTTH network with a coverage of 1.6 million homes; (2) its 4G LTE network, which offers speeds of up to 100Mbps and reaches 90% of the Portuguese population, (3) the reinforcement of its data centres, and (4) the implementation of a CRM (customer relationship management) system for the personal and residential segment which will allow managing the convergent customer as a unique customer, with a single invoice and a single customer support point. National and international institutions have confirmed the quality of these networks: (1) the acknowledgment by the FTTH Council in 2011 that the rollout of PT’s FTTH network was the best and most innovative in Europe; (2) the Global Certification Forum’s acknowledgement of PT’s 4G LTE network as a reference in quality; and (3) according to a study by LCC, an independent telecommunications consulting company, carried out in September 2012, PT’s 4G LTE network has the best national coverage.

The sophistication of the new MEO service is also underpinned on MEO and PT’s solid innovation track record in triple-play and TV. In fact, MEO, which was launched on a nationwide basis in April 2008, introduced a disruptive way of watching TV: (1) both at the content level, including core channels, VoD, HD, 3D, and differentiated and exclusive local content, (2) and regarding the simplicity of user interface, allowing access to PVR and fast zapping. MEO’s innovation process also included: (1) the launch of non-linear and interactive services through the ‘red button’ on the remote control, which allows for interacting with existing content, and the ‘blue button’, which accesses a large set of TV apps; (2) access to TV and VoD in mobility, through MEO Go!, and (3) the launch of innovative services, such as MEO Kanal, accessed through the ‘green button’, or interactive promotions, such as MEO-get-MEO, accessed through the ‘yellow button’. As of the end of September 2012, MEO had 1.2 million customers. The launch of this new service is anchored in PT’s strong and comprehensive experience and leadership in the mobile and triple-play markets in Portugal, with 7.4 million mobile customers and 802 thousand triple-play customers as at the end of September 2012.

PT’s value proposition is based on a convergence strategy for the consumer segment, through MEO, and M4O offer, and TMN, and a cloud strategy anchored on the comprehensive PT’s network of data centres for the enterprise and business segments. This launch reinforces PT’s position as the operator with a truly integrated and convergent offer in Portugal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.